UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

03040186

December 5, 2003

Michael E. Cutler
Covington & Burling
1201 Pennsylvania Avenue, N.W.
Washington, DC 20004-2401

Act: 1934
Section:
Rule: 14A-8
Public Availability: 12/5/2003

Re: Telular Corporation
Incoming letter dated September 24, 2003

Dear Mr. Cutler:

This is in response to your letter dated September 24, 2003 concerning the shareholder proposal submitted to Telular by Edward A. Rossi. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
DEC 12 2003
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Edward A. Rossi
128 The Crossways
Yonkers, NY 10701

915324

COVINGTON & BURLING

1201 PENNSYLVANIA AVENUE NW
WASHINGTON, DC 20004-2401
TEL 202.662.6000
FAX 202.662.6291
WWW.COV.COM

WASHINGTON
NEW YORK
SAN FRANCISCO
LONDON
BRUSSELS

September 24, 2003

BY HAND

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Telular Corporation -- Omission of Shareholder Proposal from Proxy Material

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Telular Corporation, a Delaware corporation (the "Company"), to request confirmation from the staff of the Division of Corporation Finance that it will not recommend an enforcement action to the Securities and Exchange Commission (the "Commission") if the shareholder proposal described herein is omitted from the Company's proxy material for its 2004 Annual Meeting of Shareholders.

On August 14, 2003, the Company received by facsimile transmission a letter from Mr. Edward A. Rossi, dated August 14, 2003, a copy of which is attached hereto as Exhibit A. In the letter, Mr. Rossi sets forth a proposal that he has requested be included in proxy materials for the Company's 2004 Annual Meeting of Shareholders. For the reasons set forth below, the Company believes that the proposal may be excluded from its proxy materials in accordance with Rules 14a-8(b)(1), 14a-8(b)(2), 14a-8(i)(3) and 14a-8(i)(6) under the Securities Exchange Act of 1934, as amended.

The proposal and supporting statement relate to the composition of the committees of the Company's Board of Directors and state:

> Shareholders of Telular Corporation (WRLS) request that a by-law be adopted that only independent directors be nominated to the key board committees:
>
> 1. Audit
> 2. Nomination
> 3. Compensation

> With the corporate scandals that began with Enron, increased attention is being given to the importance of independent directors.
>
> The definition of an independent director is the definition developed and now used by the Council of Institutional Investors.

We submit that the proposal is properly excludable under (1) Rules 14a-8(b)(1) and 14a-8(b)(2), because Mr. Rossi has not met the procedural and eligibility requirements for submitting a shareholder proposal; (2) Rule 14a-8(i)(3), because the proposal contains false and misleading statements in violation of Rule 14a-9 and (3) Rule 14a-8(i)(6), because the Company lacks the power or authority to implement the proposal.

I. Discussion

A. Mr. Rossi Has Not Satisfied Procedural and Eligibility Requirements, and Therefore the Proposal is Excludable under Rule 14a-8(b)(1) and 14a-8(b)(2).

Rule 14a-8(b)(1) requires that, in order to be eligible to submit a proposal for inclusion in the proxy material, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year as of the date the proposal is submitted. Rule 14a-8(b)(1) further requires that the shareholder hold such securities through the date of the meeting.

In his August 14, 2003, letter, Mr. Rossi did not specify the amount of the Company's common stock he owns. Mr. Rossi did not, moreover, provide a written statement from the record holder of the shares verifying that Mr. Rossi had, as of the date he submitted his proposal, owned the shares continuously for at least one year prior to the date he submitted the proposal. In addition, Mr. Rossi did not provide the Company with a written statement that he intends to continue holding his shares through the date of the 2004 Annual Meeting of Shareholders.

By letter dated August 15, 2003, the Company advised Mr. Rossi of his need to prove his eligibility to submit his proposal under Rules 14a-8(b)(1) and 14a-8(b)(2). The Company also provided Mr. Rossi with a copy of Rule 14a-8 to assist him in understanding the requirement. A copy of this letter is attached hereto as Exhibit B. In the letter, the Company further informed Mr. Rossi that if he did not comply with these requirements within 14 calendar days, the Company intended to omit his proposal from the proxy material. On August 29, 2003, the Company received by facsimile transmission a letter from Charles Schwab & Co., Inc. ("Schwab"), the record holder of Mr. Rossi's shares, dated August 29, 2003, a copy of which is attached hereto as Exhibit C, confirming that Mr. Rossi "held over $2000.00 market value of Telular Corporation (WRLS) for over a year." This letter, while stating that Mr. Rossi had held his shares "for over a year" as of August 29, 2003, did not specifically verify that Mr. Rossi had, as of the date he submitted his proposal, owned his shares continuously for at least one year prior to the date he submitted the proposal (August 14, 2003). Moreover, Mr. Rossi again did not provide a written statement that he intends to continue holding his shares through the date of the 2004 Annual Meeting of Shareholders. By letter dated September 9, 2003, attached hereto as Exhibit D, the Company again advised Mr. Rossi of his need to prove his eligibility to submit his proposal under Rule 14a-8(b)(2). By a second letter, to Schwab, dated September 9, 2003, with a copy to Mr. Rossi, the Company requested that Schwab specify whether Mr. Rossi has held his shares continuously for one year as of August 14, 2003. A copy of this letter is attached as Exhibit E.

On September 17, 2003, the Company received a facsimile from Mr. Rossi, a copy of which is attached hereto as Exhibit F, in which Mr. Rossi states his intention to hold his shares through the date of the 2004 Annual Meeting of Shareholders. However, as of September 23, 2003, the last business day preceding the date of this letter, which is significantly more than 14 calendar days after the mailing of the August 15, 2003, letter to Mr. Rossi, the Company has received no communications from Mr. Rossi or Schwab demonstrating that Mr. Rossi has continuously held his shares of Company stock for one year as of August 14, 2003, the date Mr. Rossi submitted his shareholder proposal.

In view of the fact that Mr. Rossi has failed to correct the defects in his shareholder proposal within 14 days after receipt of notice thereof from the Company, it is our opinion that the Company, in accordance with Rule 14a-8(f)(1), is permitted to omit Mr. Rossi's shareholder proposal from its proxy material for the 2004 Annual Meeting.

The staff has consistently granted no-action relief with respect to an omission of a proposal from proxy materials when a proponent has not provided evidence that he meets the eligibility requirements of Rule 14a-8(b). *See, e.g., Pepco Holdings, Inc.* (January 6, 2003); *The Walt Disney Company* (November 29, 2002); *Lucent Technologies, Inc.* (November 18, 2002), and *Exxon Mobil Corporation* (October 9, 2002).

In summary, Mr. Rossi has not demonstrated his eligibility to submit a shareholder proposal and the proposal, therefore, may be properly omitted from the Company's proxy statement.

B. The Company Lacks the Power or Authority to Implement the Proposal, and Therefore the Proposal is Excludable under Rule 14a-8(i)(6).

Rule 14a-8(i)(6) provides that a company may exclude a proposal from its proxy materials "[i]f the company would lack the power or authority to implement the proposal." Mr. Rossi's proposal, if implemented, would require the Company's Board of Directors to nominate only "independent directors" (as defined in the proposal) to the Company's audit, nomination and compensation committees. Thus, in order to comply with the proposal, the Company would be required to ensure that: (1) a sufficient number of independent directors are elected by the Company's shareholders to the Board of Directors each year to appropriately fill positions on the Board's audit, nomination and compensation committees; (2) such persons, if so elected, would be willing to serve respectively, on such committees; and that (3) such directors would maintain their independent status (or additional independent directors would be available to replace any member of the committees who ceases to be independent).

The Company is a Delaware corporation and is subject to the Delaware General Corporation Law (the "DGCL"). Section 211 of the DGCL provides that the Company's directors are elected only by its shareholders. Although vacancies on the board may be filled by the affirmative vote of a majority of the remaining directors, a person who is appointed as a director to fill a vacancy must stand for election after his/her initial term expires. In addition, under Section 141(k) of the DGCL, only shareholders, and not the board, have the power to remove directors. Thus, ultimately, the Company's shareholders determine who serve as the Company's directors. It is not within the power of the Company or its Board of Directors to enforce the election by shareholders of any particular persons as directors, nor to require or ensure that the number of persons elected by the shareholders who meet Mr. Rossi's criteria will be sufficient to permit the board to fill specified committees with people who meet those criteria.

The staff has consistently permitted the exclusion under Rule 14a-8(i)(6) of proposals seeking to impose qualifications on members of the board and board committees, recognizing that it is beyond the corporation's power to ensure election of a particular person or type of person. *See Alcide Corporation* (August 11, 2003); *I-many, Inc.* (April 14, 2003); *Archon Corp.* (March 16, 2003); *Commonwealth Energy Corp.* (November 15, 2002); *Farmer Brothers Co.* (October 15, 2002); *Dendrite Int'l, Inc.* (March 20, 2002); and *Marriott Int'l, Inc.* (February 26, 2001).

Mr. Rossi's proposal is distinguishable from proposals that provide exceptions for contingencies outside of the corporation's control. For example, a proposal submitted for inclusion in General Electric's proxy statement recommended that "strictly independent directors be nominated by the board for key board committees to the <u>fullest extent possible</u>." (Emphasis added.) The staff determined that this proposal was not excludable. *General Electric Co.* (February 5, 2003). Similarly, a proposal that "urge[d]" the Board of Directors to adopt a policy requiring all members of the compensation and nominating committee to be independent contained a proviso that compliance was excused during periods in which the board did not contain enough independent directors to serve on the committee. In that case, the staff also determined that Rule 14a-8(i)(6) did not permit the registrant to exclude the proposal. *Murphy Oil Corp.* (March 10, 2002). *See also EMC Corp.* (March 10, 2002) (refusing a request for no-action letter to exclude a proposal requesting that audit, nominating and compensation committees be composed entirely of independent directors "when sufficient independent Directors are elected.")

Because the proposal requests that the by-laws be amended so "that only independent directors be nominated to the key board committees" without any exception for contingencies outside the Company's control, it is not within the Company's power to implement. The *General Electric*, *Murphy Oil Corporation* and *EMC Corporation* decisions demonstrate that a proposal addressing the independence of committee members is not excludable if it contains appropriate carveouts. *See also Alcide Corporation.*

For these reasons, it is the Company's view that the proposal, together with its supporting statement, may be omitted under Rule 14a-8(i)(6) as beyond the Company's power or authority to implement.

C. The Proposal Contains False and Misleading Statements in Violation of Rule 14a-9, and Therefore the Proposal is Excludable under Rule 14a-8(i)(3).

A shareholder proposal or supporting statement may be omitted under Rule 14a-8(i)(3) where it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." A proposal is sufficiently vague and indefinite to justify its exclusion where "neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Philadelphia Electric Co.* (avail. July 30, 1992); *see also Revlon, Inc.* (March 13, 2001) and *Wal-Mart Stores, Inc.* (April 2, 2001).

The proposal provides that, for the purposes of the proposal, independence will be defined as "developed and now used by the Council of Institutional Investors." But the proposal neither states what this definition is nor where it can be found. Moreover, the proposal does not clarify whether the definition of "independent director" is more or less stringent than the independence requirements of the Sarbanes-Oxley Act of 2002, those promulgated by the Commission or those recently proposed by NASDAQ to which the Company is and would be subject. Moreover, shareholders voting on the proposal are not sufficiently informed as to what adoption of the proposal would mean for the committees of the Board of Directors, so that shareholders would not be able to determine with any reasonable certainty what actions or measures the proposal requires. As such, the proposal is impermissibly vague because it neither clearly identifies when a director would be considered independent for the purposes of the proposal, nor indicates whether this definition would permit the Company to comply with laws, rules and regulations to which it is subject. This thus justifies exclusion of the proposal.

Therefore, the proposal the Company believes it can properly exclude the proposal and supporting statement pursuant to Rule 14a-8(i)(3).

Conclusion

In view of the fact that (1) Mr. Rossi has not demonstrated his eligibility to submit a shareholder proposal, (2) the Company lacks the power or authority to implement the proposal and (3) the proposal contains false and misleading statements, it is our opinion that the Company, in accordance with Rules 14a-8(b)(1), 14a-8(b)(2), 14a-8(i)(3) and 14a-8(i)(6) is permitted to omit Mr. Rossi's shareholder proposal from its proxy material for the 2004 Annual Meeting of Shareholders.

Based on the foregoing, the Company respectfully requests the advice of the staff that it will not recommend enforcement action to the Commission if the Company omits Mr. Rossi's shareholder proposal described above from its proxy materials for the 2004 Annual Meeting. If the staff disagrees with our conclusion that this proposal may be omitted from the proxy materials, we would appreciate an opportunity to discuss the matter with the staff prior to issuance of its formal response.

As required by Rule 14a-8(j), six copies of this letter are enclosed and a copy is being forwarded concurrently to Mr. Rossi.

Please acknowledge receipt of this letter on the additional enclosed copy enclosed for this purpose and return it to our messenger.

Very truly yours,

Michael E. Cutler

Enclosures

cc: Mr. Jeffrey L. Herrmann
Mr. Edward A. Rossi

Exhibit A

[August 14, 2003, Shareholder Letter Attached]

Edward A. Rossi
128 The Crossways
Yonkers, NY 10701

August 14, 2003

Mr. Jeffrey L. Herrmann
Corporation Secretary
Telular Corporation
647 N. Lakeview Parkway
Vernon Hills, IL 60061
Phone: (847) 247-9400
Fax: (847) 247-0021

Dear Mr. Herrmann,

As a long time shareholder of Telular stock, I am submitting a shareholder proposal for inclusion in the year-end September 30, 2003 shareholder meeting in accordance with Rule 14A-8 shareholder proposals. Your inclusion of this proposal is greatly appreciated.

Sincerely,

Edward A. Rossi

Edward A. Rossi
WRLS Sharholder

Shareholder Proposal
Please insert proper number

Shareholders of Telular Corporation (WRLS) request that a by-law be adopted that only independent directors be nominated to the key board committees:

1) Audit
2) Nomination
3) Compensation

With the corporate scandals that began with Enron, increased attention is being given to the importance of independent directors.

The definition of an independent director is the definition developed and now used by the Council of Institutional Investors.

Exhibit B

[August 15, 2003, Company Response Letter Attached]

TELULAR
CORPORATION

August 15, 2003

Certified Mail, Return Receipt Requested

Mr. Edward A. Rossi
128 The Crossways
Yonkers, New York 10701

Dear Mr. Rossi:

We received your proposal for inclusion in the proxy materials for Telular Corporation's 2004 annual meeting of shareholders on August 14, 2003.

Rule 14a-8(b)(1) of the proxy rules of the Securities and Exchange Commission provides that in order to be eligible to submit a proposal, the proponent "must have continuously held at least $2,000 in market value . . . of the Company's securities entitled to be voted on the proposal at the meeting for at least one year by the date" the proposal is submitted. In addition, the proponent must confirm that he intends to hold the shares through the date of the meeting. The rules also specify in Rule 14a-8(b)(2)(i) how you must prove to us your stock ownership if your shares are held in the name of another record holder. Moreover, the rules specify that each shareholder "may submit no more than one proposal to a company for a particular shareholders' meeting."

We are enclosing Rule 14a-8 for your reference. You should pay particular attention to Question 2 (Rule 14a-8(b)(1), 14a-8(b)(2), 14a-8(b)(2)(i)), Question 3 (Rule 14a-8(c)) and Question 6 (Rule 14a-8(f)).

Telular Corporation intends to omit your proposal from its proxy materials unless your proposal is amended within 14 calendar days to comply with the eligibility provisions discussed above and we subsequently determine that the proposal is appropriate for inclusion under the Securities and Exchange Commission's proxy rules.

Very truly yours,

Jeffrey L. Herrmann
Executive Vice President
and Chief Operating Officer

Cc: Kenneth E. Millard
Chairman of the Board

DC: 936330-2

SEC-REG, FSLR ¶26,862, Reg. §240.14a-8, [**Shareholder Proposals**] [**Shareholder Proposals**]

Reg. §240.14a-8. This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question** 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?** (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than

30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j) .

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9 , which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9 , you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6 .

[Adopted in Release No. 34-378(A), September 24, 1935; amended in Release No. 34-1823, August 11, 1938; Release No. 34-4775, December 11, 1952, 17 F. R. 11431; Release No. 34-4979, February 6, 1954, 19 F. R. 247; by Release No. 34-8206 (¶77,507), effective with respect to solicitations, consents or authorizations commenced after February 15, 1968, 32 F. R. 20964; Release No. 34-9784 (¶78,997), applicable to all proxy solicitations commenced on or after January 1, 1973, 37 F. R. 23179; Release No. 34, 12999, (¶80,812), November 22, 1976, effective February 1, 1977, 41 F. R. 53000; amended in Release No. 34-15384 (¶81,766), effective for fiscal years ending on or after December 25, 1978 for initial filings on or after January 15, 1979, 43 F. R. 58530; amended in Release No. 34-16356 (¶82,358), effective December 31, 1979, 44 F. R. 68764; amended in Release No. 34-16357, effective December 31, 1979, 44 F. R. 68456; amended in Release No. 34-20091 (¶83,417), effective January 1, 1984 and July 1, 1984, 48 F. R. 38218; Release No. 34-22625 (¶83,937), effective November 22, 1985, 50 F. R. 48180; Release No. 34-23789 (¶84,044), effective January 20, 1987, 51 F. R. 42048; Release No. 34-25217 (¶84,211), effective February 1, 1988, 52 F. R. 48977; and Release No. 34-40018 (¶86,018), effective June 29, 1998, 63 F. R. 29106.]

[Compilation reference: ¶24,012 .]

SENDER: COMPLETE THIS SECTION

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1. Article Addressed to:

Mr. Edward Rossi
128 The Crossways
Yonkers, NY 10701

COMPLETE THIS SECTION ON DELIVERY

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AUG 18 2003 YONKERS NY

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PS Form 3811, August 2001 Domestic Return Receipt 102595-02-M-1035

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7002 2410 0007 9814 1750

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Postmark Here: VERNON HILLS IL 60061 AUG 15 2003

Sent To: Mr. Edward Rossi
Street, Apt. No.; or PO Box No.: 128 The Crossways
City, State, ZIP+4: Yonkers, NY 10701

PS Form 3800, June 2002 See Reverse for Instructions

Exhibit C

[August 29, 2003, Broker Letter Attached]

charles SCHWAB

Charles Schwab & Co., Inc.
P.O. Box 628291
Orlando, FL 32862-8291

8/29/2003

Telular Corporation
647 North Lakeview Parkway
Vernon Hills, Illinois 60061

Dear Mr. Jeffrey L Herrmann:

Thank you for choosing Charles Schwab & Co., Inc. for your investment needs. Unfortunately, we are unable to process your request for the following reason(s):

Persuant to your letter of August 15,2003 to our client Mr. Edward Rossi, please be adviced that Mr.Rossi held over $2000.00 market value of the Telular Corporation (WRLS) for over a year.

When you have completed the necessary paperwork (if applicable), please return it together with any other enclosures in this letter, and we will process your request as sooh as possible. Should you have any questions regarding this matter, please do not hesitate to call us at 800-472-9813.

Sincerely,

Thamar Garcia
800-472-9813

UFSB

Exhibit D

[September 9, 2003, Company Response Letter to Rossi Attached]

TELULAR
CORPORATION

September 9, 2003

__Certified Mail, Return Receipt Requested__

Mr. Edward A. Rossi
128 The Crossways
Yonkers, New York 10701

Dear Mr. Rossi:

We received a letter from Charles Schwab & Co., Inc. dated August 29, 2003, in response to our request, by letter dated August 15, 2003, that you demonstrate your eligibility to submit a shareholder proposal for inclusion in the proxy materials for Telular Corporation's 2004 annual meeting of shareholders.

Rule 14a-8(b)(2) of the proxy rules of the Securities and Exchange Commission specifies how you must prove to us your stock ownership if your shares are held in the name of another record holder. The records that you have provided to us do not satisfy the requirements of Rule 14a-8(b)(2)(i) listed under Question 2 of the SEC's rules, which, in part, calls for you to:

> submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year.

The records we received from Charles Schwab & Co., Inc. specify that your shares have been held "for over a year" but do not indicate that your shares have been continuously held for one year as of August 14, 2003, the date we received your shareholder proposal. We have written a letter to Charles Schwab & Co., Inc., with a copy to you, requesting that they confirm to us that you have continuously held your shares for at least one year as of August 14, 2003.

Moreover, Rule 14a-8(b)(2)(i) listed under Question 2 of the SEC's rules provides that in order to be eligible to submit a proposal, the proponent must confirm that he intends to hold the shares through the date of the meeting.

Telular Corporation intends to omit your proposal from its proxy materials unless (1) we promptly receive confirmation that you have continuously held your shares for one year as of August 14, 2003, (2) you promptly confirm to us in writing that you intend to hold the shares through the date of the meeting and (3) we subsequently determine that

DC: 952293-2

the proposal is appropriate for inclusion under the Securities and Exchange Commission's proxy rules.

Very truly yours,

Jeffrey L. Herrmann
Executive Vice President
and Chief Operating Officer

Cc: Kenneth Millard
Chairman of the Board

7002 2410 0007 9814 1659

U.S. Postal Service™
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For delivery information visit our website at www.usps.com®

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Return Reciept Fee (Endorsement Required)	1.75
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$ 4.42

Postmark Here: VERNON HILLS IL SEP 09 2003 60061

Sent To: Mr. Edward A. Rossi
Street, Apt. No.; or PO Box No.: 128 The Crossways
City, State, ZIP+4: Yonkers, NY 10707

PS Form 3800, June 2002 — See Reverse for Instructions

Exhibit E

[September 9, 2003, Company Response Letter to Schwab Attached]

TELULAR
CORPORATION

September 9, 2003

__Certified Mail, Return Receipt Requested__

Mr. Thamar Garcia
Charles Schwab & Co., Inc.
P.O. Box 628291
Orlando, FL 32862-8291

Dear Mr. Garcia:

We received your letter on behalf of Mr. Edward A. Rossi, dated August 29, 2003, indicating that Mr. Rossi has held over $2000.00 in market value of shares of common stock of Telular Corporation "for over a year."

Rule 14a-8(b)(2) of the proxy rules of the Securities and Exchange Commission specifies how Mr. Rossi must prove to us his stock ownership if his shares are held in the name of another record holder. The records we have received do not satisfy the requirements of Rule 14a-8(b)(2)(i) listed under Question 2 of the SEC's rules, which, in part, call for him to:

> submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year.

To assist us in determining whether Mr. Rossi has satisfied the requirements of Rule 14a-8(b)(2) of the proxy rules of the Securities and Exchange Commission, please confirm to us in writing whether Mr. Rossi has continuously held his shares since August 14, 2002, as we received his shareholder proposal on August 14, 2003.

Telular Corporation intends to omit Mr. Rossi's proposal from its proxy materials unless (1) you promptly confirm the foregoing to us and (2) we subsequently determine that the proposal is appropriate for inclusion under the Securities and Exchange Commission's proxy rules.

DC: 952365-2

647 North Lakeview Parkway, Vernon Hills, Illinois 60061 USA • Phone 847 247 9400

Very truly yours,

Jeffrey L. Herrmann
Executive Vice President
and Chief Operating Officer

cc. Mr. Edward A. Rossi
128 The Crossways
Yonkers, New York 10701

Kenneth Millard
Chairman of the Board

7002 2410 0007 9814 1804

SENDER: *COMPLETE THIS SECTION*

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1. Article Addressed to:

Mr. Thamar Garcia
Chas. Schwab + Co. Inc.
P.O. Box 628291
Orlando, FL
32862-8291

COMPLETE THIS SECTION ON DELIVERY

A. Signature
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C. Date of Delivery SEP 0 7 2003

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(Transfer from service label) 7002 2410 0007 9814 1804

PS Form 3811, August 2001 Domestic Return Receipt 102595-02-M-10

U.S. Postal Service
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7002 2410 0007 9814 1842

Postage	$ .37	Postmark Here
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Restricted Delivery Fee (Endorsement Required)		
Total Postage & Fees	$ 4.42	

VERNON HILLS SEP 0 3 2003 60061

Sent To Mr. Thamar Garcia
Street, Apt. No.; or PO Box No. Chas Schwab + Co PO Box 628291
City, State, ZIP+4 Orlando, FL 32862-8291

PS Form 3800, June 2002 See Reverse for Instructions

TOTAL P.10

Exhibit F

[September 17, 2003, Shareholder Letter Attached]

September 17, 2003

Via Fax and U.S. Mail

Mr. J. L. Herrmann, COO
647 N. Lakeview Parkway
Vernon Hills, Ill. 60061

Dear Mr. Herrmann:

As a follow up to your letter of September 9, 2003 I have called Mrs. Garcia at Schwab Brokerage to ensure she is sending you a follow up letter confirming my continuous ownership of Telular stock since August 14, 2002. Concerning your question as to my intent to hold shares, I thought that was made clear in my cover letter with my shareholder proposal. "Rule 14a -8 requirements are intended to be met including the amount and duration of continuous stock ownership through the annual meeting date." Please take the above to represent my intention to comply with my intent to hold Telular stock through the date of the annual meeting.

If you have any question, feel free to contact me.

Sincerely,

Edward A. Rossi

TOTAL P.02

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 5, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Telular Corporation
Incoming letter dated September 24, 2003

The proposal relates to independent directors on key board committees.

There appears to be some basis for your view that Telular may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Telular's request, documentary support sufficiently evidencing that he continuously held Telular's securities for the one-year period required by rule 14a-8(b). Accordingly we will not recommend enforcement action to the Commission if Telular omits the proposal from the proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Telular relies.

Sincerely,

Grace K. Lee
Special Counsel